

May 12, 2009

Mr. Kevin G. Fitzgerald
Principal Financial Officer
Murphy Oil Corporation
200 Peach Street
El Dorado, Arkansas 70731-7000

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended 2008**
> **Filed February 27, 2009**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 7

Murphy's proved reserves are based on the professional judgment of its engineers and may be subject to revision, page 8

1.   You state that approximately 29% of your proved oil reserves and 64% of your proved natural gas reserves are undeveloped and that undeveloped reserves have inherently more risk than proved developed reserves. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to proved reserves that are undeveloped.

Therefore, your risk factor disclosure saying there is more risk if these conditions prevail seems to be inconsistent with having satisfied the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, please remove the associated volumes of reserves from your estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure in the document to not imply that a portion of your proved reserves are not reasonably certain to be recovered.

Supplemental Oil and Gas Information, page F-32

2.   Tell us for both your oil and gas reserves the amount of revisions that were due to price changes and the amount that was due to performance changes.

3.   Tell us from the total proved reserves case in your 2007 reserve report, the amount of oil and gas you projected to be produced in 2008, and explain any major differences between the forecasted amounts and your actual 2008 production of oil and gas. Please also tell us what you have forecasted your oil and gas production rates to be in 2009 from your total proved reserves reported in your 2008 reserve report.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-39</u>

4.   Please reconcile the difference between your worldwide operating expenses, excluding synthetic crude oil, of $10.29 per BOE in 2008, with your future operating expenses reported in the Standardized Measure of $8.71 per BOE.

5.   We note that your total estimated future development costs of $1.4 billion are nearly the same as you show being spent in 2008 on page F-36. Please tell us how many undeveloped reserves you converted to developed in 2008.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director